ReliaStar Life Insurance Company
and its
Separate Account N

ING ENCORE/ING ENCORE FLEX

**Supplement dated May 6, 2014 to the Contract Prospectus and Statement of Additional
Information, each dated April 30, 2012, as amended**

The following information updates and amends certain information contained in your variable annuity Contract
Prospectus and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current
Contract Prospectus and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

**The first three paragraphs under the heading "THE COMPANY" in the Contract Prospectus and the first two
paragraphs under the heading "GENERAL INFORMATION AND HISTORY" in the SAI are deleted and
replaced with the following:**

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in the
prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits
provided under the contracts that are not related to the separate account are subject to the claims paying ability of the
Company and our general account. We are a stock life insurance company organized under the insurance laws of the
State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life
Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance
company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity
Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known
as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the
symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking
and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance
businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes
ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's
ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to
divest itself of 100% of Voya by the end of 2016.

The section titled "Same-Sex Marriages" in your Contract Prospectus is deleted and replaced with the following:

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages
were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor
that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and
the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections
72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope
and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a
qualified tax adviser regarding your spouse's rights and benefits under the contract described in the Contract Prospectus
and your particular tax situation.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACTS*

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following table reflects other variable investment option name changes since your last prospectus supplement:

New Fund Name	Former Fund Name
American Funds Insurance Series® – Growth Fund	American Funds® – Growth Fund
American Funds Insurance Series® – Growth-Income Fund	American Funds® – Growth-Income Fund
American Funds Insurance Series® – International Fund	American Funds ® – International Fund
Franklin Small Cap Value VIP Fund	Franklin Small Cap Value Securities Fund
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio	Lord Abbett Series Fund – Mid Cap Stock Portfolio
PIMCO Real Return Portfolio	PIMCO VIT Real Return Portfolio
VY PIMCO Bond Portfolio	ING PIMCO Total Return Portfolio

The following chart lists the variable investment options that are, effective May 1, 2014, available through the contracts. Some investment options may be unavailable through certain contracts or plans, or in some states.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service at: Customer Service, P.O. Box 5050 Minot, ND 58702-5050, calling 1-877-884-5050 or by accessing the Securities and Exchange Commission ("SEC") website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company™	Seeks growth of capital.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund (Class 2) **Investment Adviser**: Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio (Class VC) **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO Real Return Portfolio (Administrative Class) **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio (Class I) **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return by investing in below-investment-grade debt securities and preferred securities.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Resources Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya International Value Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Money Market Portfolio (Class I)*[2] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC *** There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2015 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2025 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio (Class S)[1] **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
Voya Strategic Allocation Conservative Portfolio (Class I)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio (Class I)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio (Class I)[1] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
VY American Century Small-Mid Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Large Cap Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY Columbia Contrarian Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY Fidelity® VIP Contrafund® Portfolio (Class S)[*][(1)] **Investment Adviser to the Portfolio:** Directed Services LLC **Investment Adviser to the Master Fund:** Fidelity Management & Research Company **Subadviser to the Master Fund:** FMR Co., Inc. *** Fidelity and Contrafund are registered trademarks of Fidelity Management & Research LLC**	Seeks long-term capital appreciation.
VY Fidelity® VIP Equity-Income Portfolio (Class S)[*][(1)] **Investment Adviser to the Portfolio:** Directed Services LLC **Investment Adviser to the Master Fund:** Fidelity Management & Research Company **Subadviser to the Master Fund:** FMR Co., Inc. *** Fidelity is a registered trademark of Fidelity Management & Research LLC**	Seeks reasonable income. Will also consider the potential for capital appreciation. Goal is to achieve a yield that exceeds the composite yield on the securities comprising the S&P 500® Index.
VY Fidelity® VIP Mid Cap Portfolio (Class S)[*][(1)] **Investment Adviser to the Portfolio:** Directed Services LLC **Investment Adviser to the Master Fund:** Fidelity Management & Research Company **Subadviser to the Master Fund:** FMR Co., Inc. *** Fidelity is a registered trademark of Fidelity Management & Research LLC**	Seeks long-term growth of capital.
VY FMR[SM] **Diversified Mid Cap Portfolio (Class I)*** **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *** FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)
VY Invesco Comstock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Growth and Income Portfolio (Class S2) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY JPMorgan Mid Cap Value Portfolio (Class S)[3] **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY Marsico Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY MFS Total Return Portfolio (Class S2) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily seeks reasonable opportunity for growth of capital and income.
VY Oppenheimer Global Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY PIMCO Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
VY Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name Investment Adviser/ Subadviser	Investment Objective(s)

VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital appreciation.

VY T. Rowe Price Equity Income Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: T. Rowe Price Associates, Inc.
	Seeks substantial dividend income as well as long-term growth of capital.
	
	Effective July 14, 2014, the investment objective will change to: Seeks a high level of divided income as well as long-term growth of capital through investments in stocks.

VY T. Rowe Price Growth Equity Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital growth, and secondarily, increasing dividend income.
	
	Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks.

VY Templeton Foreign Equity Portfolio (Class S)
 	
  Investment Adviser: Directed Services LLC
 	
  Subadviser: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

[1] These funds are structured as "fund of funds" or "master-feeder" funds that invest directly in shares of an underlying fund. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

[2] Available for investment in transfer premium series contracts only.

[3] Effective February 7, 2014, this Fund was closed to new investment.

Notice of and Important Information About Upcoming Fund Reorganizations

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will become effective on or about the close of business on July 18, 2014 (the "Reorganization Effective Date").

Merging Portfolios	Surviving Portfolios
VY BlackRock Large Cap Growth Portfolio (Class S) VY Marsico Growth Portfolio (Class S)	Voya Large Cap Growth Portfolio (Class S)
VY MFS Total Return Portfolio (Class S2)	VY Invesco Equity and Income Portfolio (Class S)

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Funds to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the **"TRANSFERS"** section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions after the Reorganization Effective Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. See the **"TRANSFERS"** section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting the Company at the address or telephone number listed above.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and SAI for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at the address and number listed above:

Customer Service
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.